[redacted]

12010596

SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH, D.C.
196
SECTION

18
3/31

... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 68786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cape Fear Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

822 Ancient Court, 2nd Floor
(No. and Street)

Fayetteville	**NC**	**28312**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Collin Sumrall **(910) 850-7177**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KW
4/3

OATH OR AFFIRMATION

I, **Collin Sumrall**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cape Fear Securities, Inc.**, as of **December 31**, **2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

My notary expires 3/8/2016

Notary Public

Signature

PRINCIPAL
Title

JACQUELINE L. HAYDEN NOTARY PUBLIC CUMBERLAND COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

CAPE FEAR SECURITIES, INC.
Financial Statements
For the Period Ended
December 31, 2011
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Cape Fear Securities, Inc.

We have audited the accompanying statement of financial condition of Cape Fear Securities, Inc. as of December 31, 2011 and the related statements of operations, changes in stockholder's equity and cash flows for the period from January 5, 2011 (date of inception) through December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cape Fear Securities, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the period from January 5, 2011 (date of inception) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 27, 2012
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

CAPE FEAR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	4,257
Receivable from clearing broker dealer		12,734
Clearing deposit with broker dealer		15,000
Other receivables		3,479
Other assets		9,490
Total Assets	$	44,960

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	3,600
Commissions payable		13,070
Note payable		4,318
Total Liabilities		20,988
STOCKHOLDER'S EQUITY		
Common stock, no par, 100,000 shares authorized, 1,000 shares issued and outstanding		-
Additional paid in capital		43,750
Retained earnings (deficit)		(19,778)
Total stockholder's equity		23,972
Total Liabilities and Stockholder's Equity	$	44,960

The accompanying notes are an integral part of these financial statements.

CAPE FEAR SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Period from January 5, 2011 (Date of Inception)
Through December 31, 2011

REVENUES		
Commissions	$	71,117
Other revenue		10,254
Total revenues		81,371
GENERAL AND ADMINISTRATIVE EXPENSES		
Commission expense		62,313
Clearing fees		4,019
Occupancy		1,200
Other operating expenses		33,617
Total expenses		101,149
NET (LOSS) BEFORE INCOME TAXES		(19,778)
INCOME TAXES		-
NET (LOSS)	$	(19,778)

The accompanying notes are an integral part of these financial statements.

CAPE FEAR SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Period from January 5, 2011 (Date of Inception)
Through December 31, 2011

	2011
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (19,778)
Adjustments to reconcile net loss to net cash used in operations:	
Increase in other receivables	(3,479)
Increase in receivable from clearing broker dealer	(12,734)
Increase in clearing deposit with broker dealer	(15,000)
Increase in accounts payable and accrued expenses	20,988
Increase in other assets	(9,490)
NET CASH USED BY OPERATING ACTIVITIES	(39,493)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	43,750
NET CASH PROVIDED BY FINANCING ACTIVITIES	43,750
NET INCREASE IN CASH	4,257
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning period	-
End of period	$ 4,257
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 157

The accompanying notes are an integral part of these financial statements.

CAPE FEAR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Period from January 5, 2011 (Date of Inception)
Through December 31, 2011

Capital contributions	$	43,750
Net(loss)		(19,778)
Balance, December 31, 2011	$	23,972

The accompanying notes are an integral part of these financial statements.

CAPE FEAR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Cape Fear Securities, Inc. (the "Company"), is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") that commenced business in August 2011.

The Company provides securities brokerage services to clients located throughout the United States.

The Company is a fully-disclosed, introducing broker/dealer that clears all transactions with an outside clearing agency that carries all accounts.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Income Taxes: The Company computes its income taxes under FASB Accounting Standards Codification 740. Under FASB Accounting Standards Codification 740, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more than likely than not be unrealized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Customers' securities transactions are recorded on a settlement date basis, that is not materially different than trade date basis.

Date of Management's Review: Subsequent event were evaluated through February 27, 2012 which is the date the financial statements were available to be issued.

NOTE C — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $14,134, which was $9,134 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 1.48 to 1.0.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

NOTE E – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement the Company is required to maintain a deposit in cash or securities.

The Company's clearing agreement requires that a minimum balance of $15,000 be maintained on deposit with the clearing broker.

Amounts receivable from its clearing organization at December 31, 2011 consist of commissions receivable. The receivable is considered fully collectible at December 31, 2011 and no allowance is required.

NOTE F – RELATED PARTY TRANSACTIONS

The Company operates from office facilities provided by a sister entity pursuant to an expense sharing agreement. Under the terms of the expense sharing agreement the Company pays occupancy cost of $300 monthly. During 2011, $1,200 of rent was paid under the agreement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE G – NOTE PAYABLE

The note payable arises from an insurance premium financing arrangement and bears interest at 10.45%. There are five payments of $900 monthly, inclusive of principal and interest, remaining at December 31, 2011.

NOTE H – INCOME TAXES

The provision for income taxes is summarized as follows:

Current income tax expense (benefit)	$ (4,300)
Deferred income tax expense	4,300
Income tax expense	$ -

The net deferred tax asset consists of the following:

Deferred tax asset arising from net operating loss carryforward	$ 4,300
Valuation allowance	(4,300)
	$ -

NOTE H – INCOME TAXES (CONTINUED)

The most significant component of deferred tax assets arises from net operating loss carryforwards. Since it is more likely than not that deferred tax assets will be unrealized, a valuation allowance equal to the deferred tax asset has been provided.

As of December 31, 2011, the Company has net operating loss carryforwards that may be used to offset future taxable income of approximately $20,000. The loss carryforward is due to expire in 2026.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CAPE FEAR SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2011

NET CAPITAL:

Total members' equity	$ 23,972
Less nonallowable assets:	
Other assets	(9,490)
Trails receivable, net of related commissions payable	(348)
Net capital before haircuts	14,134
Less haircuts	-
Net capital	14,134
Minimum net capital required	5,000
Excess net capital	$ 9,134
Aggregate indebtedness	$ 20,988
Net capital based on aggregate indebtedness	$ 1,399
Percentage of aggregate indebtedness to net capital	1.48 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011

Net capital as reported in Part A of Form X-17a-5, as amended in February 2012.	$ 12,667
To record effect of overstatement of commissions payable	1,467
Net capital as reported above	$ 14,134

CAPE FEAR SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Cape Fear Securities, Inc.

In planning and performing our audit of the financial statements of Cape Fear Securities, Inc., for the period ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Cape Fear Securities, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2011 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than the specified parties.

February 27, 2012
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC